Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

June 20, 2017

Ms. Anne Nguyen Parker

Assistant Director

Office of Transportation and Leisure

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Chicken Soup for the Soul Entertainment, Inc.
Offering Statement on Form 1-A
Filed June 1, 2017
File No. -24-10704

Dear Ms. Parker:

On behalf of Chicken Soup for the Soul Entertainment, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated June 12, 2017, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”). Captions and page references herein correspond to those set forth in Amendment No. 1 to the Offering Statement, a copy of which has been marked with the changes from the original filing of the Offering Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.	We note your response to our prior comment 2 that cites Rules 102(b)(5) and 101(b)(8) of Regulation M, which suggests that your officers and directors may be involved in the distribution of shares in this offering. In that regard Rule 102(b)(5) relates to offers to sell or the solicitation of offers to buy, rather than offers to purchase or the purchase of securities. Rule 101(b)(8) may involve distribution participants. Explain to us the circumstances under which your directors and officers may offer shares for sale in the offering or purchase shares and explain the extent of their involvement in the distribution of shares in the offering. Explain how this relates to your use of joint bookrunning managers. As needed, provide additional disclosure in the Plan of Distribution section on page 61. Regardless of their level of involvement in the distribution, if your officers or directors may purchase shares in this offering please provide an unqualified statement that the activities of your officers and directors will be conducted in compliance with Regulation M.

Securities and Exchange Commission

June 20, 2017

With respect to the first part of the Staff’s comment, we wish to advise the Staff that the Company’s officers and directors will not be involved as distribution participants. The only selling activities the Company’s officers and directors will engage in will be to accompany the bookrunning managers at customary roadshow meetings and other clerical and ministerial activities incidental to their regular duties as officers and directors of the Company such as answering questions from investors who may call the Company’s offices or delivering copies of the Offering Statement to investors who request such copies. Furthermore, they will receive no additional compensation for such activities. Accordingly, we respectfully believe that no additional disclosure is required to be added to the Offering Statement.

With respect to the second part of the Staff’s comment, we have revised the disclosure on page 62 of the Offering Statement to include an unqualified statement that any purchases of shares in the offering by the Company’s officers and directors will be conducted in compliance with the applicable provisions of Regulation M as requested.

Use of Proceeds

2.	Please revise to state the estimated amount of net proceeds. If the estimated amount is subject to assumptions that may be material to investors please disclose those assumptions. Please also expand to disclose that you will be obligated to repay the approximately $5 million Term Notes in their entirety if you raise aggregate gross proceeds of $7 million or more in this offering.

We have revised the disclosure on page 20 of the Offering Statement as requested. Please note, however, that the Company will be obligated to repay the Term Notes in their entirety if the Company raises any amount of gross proceeds in this offering (not just in the event it raises $7 million or more in the offering) in accordance with the terms of such Notes and the added disclosure clarifies this point.

Dilution, page 21

3.	Please revise your disclosure here to include actual net tangible book value, and how this has been adjusted to arrive at Pro Forma Net Tangible Book Value of $193,611. Consider tabular form for clarity.

We have revised the disclosure on page 21 of the Offering Statement as requested.

4.	Please revise your narrative disclosure to quantify the expenses deducted from proceeds of the offering in calculating Pro Forma As Adjusted Net Tangible Book Value after the offering.

Securities and Exchange Commission

June 20, 2017

We have revised the disclosure on page 21 of the Offering Statement as requested.

Business, page 35

Periodic Reporting, page 40

5.	Please revise to clarify that you have not yet registered your Class A common stock pursuant to the Exchange Act.

We have revised the disclosure on page 57 of the Offering Statement as requested.

Executive Compensation, page 45

6.	Please provide us your analysis as to why you are not required to provide executive compensation disclosure for your named executive officers for payments allocable to services rendered to you, pursuant to Item 402(m) of Regulation S-K. Please refer by analogy to Regulation S-K CDI 2017.08.

We respectfully note that none of the named executive officers, including the Company’s principal executive officer and principal financial officer, receive any direct cash compensation, benefits or coverages from the Company. The Company, as described in the Offering Statement, has a management services agreement with its parent company, Chicken Soup for the Soul, LLC (“CSS”), and pays CSS the management services fees described in the Offering Statement, including under the Section entitled “Management’s Discussion and Analysis of Operations and Financial Condition and Results of Operations – Affiliate Resources and Obligations – CSS Managements Agreement.” We similarly describe this management services agreement under “Management – Executive Compensation – CSS Management Agreement.” The services of the Company’s executive officers are provided to the Company by CSS under the terms of the management services agreement. These executive officers are paid their salaries by CSS and these salaries and other compensation relate to the totality of the services rendered by these officers to CSS and all of its subsidiaries and affiliates. As prescribed by Item 402(m) of Regulation S-K, no table items need be included where there are no items of compensation.

We do note that certain executive officers of the Company have been granted options under the Company’s 2017 incentive equity plan. A description of these options grants, the names of the named officers receiving same, and the terms of the option grants are described under “Management – Executive Compensation – Options Grants.” We respectfully submit that Item 402 of S-K allows for use of narrative form instead of tables where the information is relatively simple and clearly presented, as is the case here.

Signatures, page 65

Securities and Exchange Commission

June 20, 2017

7.	Please revise the second half of the signature block to provide the signatures of your principal financial officer and principal accounting officer.

We have revised the signature page of the Offering Statement as requested.

* * * * * * * * * * * * *

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc: Mr. William J. Rouhana, Jr.